CONVERTIBLE PROMISSORY NOTE

Principal Amount of Note: _____

For value received **LINK REAL ESTATE MARKETPLACE, LLC**, a Virginia limited liability company (the "***Company***") promises to pay to the undersigned holder or such party's assigns (the "***Holder***") the principal amount set forth above with simple interest on the outstanding principal amount at the rate of 8% per annum. Interest shall commence with the date hereof and shall continue on the outstanding principal until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal under this Note shall be due and payable on the date that is approximately three years from the planned ending date of the investment offering, which is January 31, 2027 (the "***Maturity Date***") unless the Holder elects to extend the Maturity Date or convert this Note in accordance with the terms of Section 2 hereof.

1. **PREPAYMENT**. The Company may not prepay this Note prior to the date that is one year from the date hereof.

2. **CONVERSION AND REPAYMENT**.

(a) **Conversion upon a Qualified Financing**. In the event that the Company issues and sells shares of its equity securities (the "***Equity Securities***") to investors (the "***Investors***") while this Note remains outstanding in an equity financing, whether in a single transaction or a series of related transactions, with total proceeds to the Company of not less than $1,000,000.00 (excluding the conversion of the Notes, the Other Debt, other indebtedness and other convertible securities or similar agreements issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a "***Qualified Financing***"), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into such Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 80%, and (ii) the quotient resulting from dividing $10,000,000.00 by the number of outstanding shares of common stock of the Company

or the equivalent limited liability company equity interests ("***Common Stock***") immediately prior to the Qualified Financing (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of Notes, other indebtedness and other convertible securities or similar agreements issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (such price the "***Cap Price***"). The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to the Equity Securities sold in the Qualified Financing.

(b) **Maturity Date Repayment or Conversion**. In the event that this Note remains outstanding on the Maturity Date, then, at Company's option, by written notice to the Holder, the Company may (i) pay all outstanding principal and any unpaid accrued interest under this Note in equal quarterly amounts over a period of three years, or (ii) convert such principal and interest into shares of the Company's most senior existing Equity Securities at a conversion price determined by the Cap Price.

(c) **Change of Control**. If the Company consummates a Change of Control (as defined below) while this Note remains outstanding, the Company shall repay the Holder the greater of (i) 1.5 times the aggregate amount of principal and interest then outstanding under this Note, or (ii) a pro rata amount of sale proceeds as if the Change of Control were a Qualified Financing resulting in conversion to equity under the terms of this Note immediately prior to the Sale of the Company. For purposes of this Note, a "Change of Control" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization, continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided, however, that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled, or converted or a combination thereof. The Company shall give the Holder notice of a Change of Control not less than 10 days prior to the anticipated date of consummation of the Change of Control.

(d) **Procedure for Conversion**. In connection with any conversion of this Note into capital stock of the Company, the Holder shall surrender this Note to the Company and deliver to the Company any documentation reasonably required by the Company (including, in the case of a Qualified Financing, all financing documents executed by other investors in connection with such Qualified Financing). The Company shall not be required to issue or deliver the capital stock into which this Note may convert until the Holder has surrendered this Note to the Company and delivered to the Company any such documentation. Upon the conversion of this Note into capital stock pursuant to the terms hereof, in lieu of any fractional shares to which the Holder would otherwise be entitled, the Company shall round any such fractions up or down to the nearest whole number of shares.

(e)   Interest Accrual. If a Change of Control or Qualified Financing is consummated, all interest on this Note shall be deemed to have stopped accruing as of a date selected by the Company that is up to 10 days prior to the signing of the definitive agreement for the, as applicable, Change of Control or Qualified Financing.

3.   REPRESENTATIONS AND WARRANTIES.

(a)   Representations and Warranties of the Company. The Company hereby represents and warrants to the Holder as of the date the first Note was issued as follows:

(i)   **Organization, Good Standing and Qualification**. The Company is a benefit corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia. The Company has the requisite corporate power to own and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business (a "*Material Adverse Effect*").

(ii)   **Corporate Power**. The Company has all requisite corporate power to issue this Note and to carry out and perform its obligations under this Note. The Company's Board of Directors (the "*Board*") has approved the issuance of this Note based upon a reasonable belief that the issuance of this Note is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation.

(iii)   **Authorization**. All corporate action on the part of the Company, the Board and the Company's stockholders necessary for the issuance and delivery of this Note has been taken. This Note constitutes a valid and binding obligation of the Company enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors and, with respect to rights to indemnity, subject to federal and state securities laws. Any securities issued upon conversion of this Note (the "*Conversion Securities*"), when issued in compliance with the provisions of this Note, will be validly issued, fully paid, nonassessable, free of any liens or encumbrances and issued in compliance with all applicable federal and securities laws.

(iv)   **Governmental Consents**. All consents, approvals, orders or authorizations of, or registrations, qualifications, designations, declarations or filings with, any governmental authority required on the part of the Company in connection with issuance of this Note has been obtained.

(v)   **Compliance with Laws**. To its knowledge, the Company is not in violation of any applicable statute, rule, regulation, order or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, which violation of which would have a Material Adverse Effect.

(vi)   **Intellectual Property**. The Company owns or possesses sufficient legal rights to all Intellectual Property (as defined below) that is necessary to the conduct of the Company's business as now conducted and as presently proposed to be conducted (the "***Company Intellectual Property***") without any violation or infringement (or in the case of third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications, without any violation or infringement known to the Company) of the rights of others. No product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any rights to any patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes (collectively, "***Intellectual Property***") of any other party; provided, however, that with respect to third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications, the foregoing representation is made to the Company's knowledge only. Other than with respect to commercially available software products under standard end-user object code license agreements, there is no outstanding option, license, agreement, claim, encumbrance or shared ownership interest of any kind relating to the Company Intellectual Property, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the Intellectual Property of any other individual, corporation, partnership, trust, limited liability company, association or other entity (collectively, "***Person***"). The Company has not received any written communications alleging that the Company has violated or, by conducting its business, would violate any of the Intellectual Property rights of any other Person.

(vii)   **No "Bad Actor" Disqualification**. The Company has exercised reasonable care to determine whether any Company Covered Person (as defined below) is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii), as modified by Rules 506(d)(2) and (d)(3), under the Act ("***Disqualification Events***"). To the Company's knowledge, no Company Covered Person is subject to a Disqualification Event. The Company has complied, to the extent required, with any disclosure obligations under Rule 506(e) under the Act. For purposes of this Note, "***Company Covered Persons***" are those persons specified in Rule 506(d)(1) under the Act; provided, however, that Company Covered Persons do not include (a) any Holder, or (b) any person or entity that is deemed to be an affiliated issuer of the Company solely as a result of the relationship between the Company and any Holder.

(viii)   **Offering**. Assuming the accuracy of the representations and warranties of the Holder contained in subsection (b) below, the offer, issue, and sale of this Note and any Conversion Securities (collectively, the "***Securities***") are and will be exempt from the registration and prospectus delivery requirements of the Act, and have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws.

(ix)   **Use of Proceeds**. The Company shall use the proceeds of this Note solely for the operations of its business, and not for any personal, family or household purpose or for the repayment of indebtedness for borrowed money.

(b)   Representations and Warranties of the Holder. The Holder hereby represents and warrants to the Company as of the date hereof as follows:

(i) **Purchase for Own Account**. The Holder is acquiring this Note and the Securities solely for the Holder's own account and beneficial interest for investment and not for sale or with a view to distribution of the Securities or any part thereof, has no present intention of selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the same, and does not presently have reason to anticipate a change in such intention.

(ii) **Information and Sophistication**. Without lessening or obviating the representations and warranties of the Company set forth in subsection (a) above, the Holder hereby: (A) acknowledges that the Holder has received all the information the Holder has requested from the Company and the Holder considers necessary or appropriate for deciding whether to acquire the Securities, (B) represents that the Holder has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities and to obtain any additional information necessary to verify the accuracy of the information given the Holder and (C) further represents that the Holder has such knowledge and experience in financial and business matters that the Holder is capable of evaluating the merits and risk of this investment.

(iii) **Ability to Bear Economic Risk**. The Holder acknowledges that investment in the Securities involves a high degree of risk, and represents that the Holder is able, without materially impairing the Holder's financial condition, to hold the Securities for an indefinite period of time and to suffer a complete loss of the Holder's investment.

(iv) **Further Limitations on Disposition**. Without in any way limiting the representations set forth above, the Holder further agrees not to make any disposition of all or any portion of the Securities unless and until:

(1) There is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(2) The Holder shall have notified the Company of the proposed disposition and furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, the Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration under the Act or any applicable state securities laws, provided that no such opinion shall be required for dispositions in compliance with Rule 144 under the Act, except in unusual circumstances.

(3) Notwithstanding the provisions of paragraphs (1) and (2) above, no such registration statement or opinion of counsel shall be necessary for a transfer by the Holder to a partner (or retired partner) or member (or retired member) of the Holder in accordance with partnership or limited liability company interests, or transfers by gift, will or intestate succession to any spouse or lineal descendants or ancestors, if all transferees agree in writing to be subject to the terms hereof to the same extent as if they were the Holders hereunder.

(v)   **No "Bad Actor" Disqualification**. The Holder represents and warrants that neither (A) the Holder nor (B) any entity that controls the Holder or is under the control of, or under common control with, the Holder, is subject to any Disqualification Event, except for Disqualification Events covered by Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Act and disclosed in writing in reasonable detail to the Company. The Holder represents that the Holder has exercised reasonable care to determine the accuracy of the representation made by the Holder in this paragraph, and agrees to notify the Company if the Holder becomes aware of any fact that makes the representation given by the Holder hereunder inaccurate.

(vi)   **Foreign Investors**. If the Holder is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "*Code*")), the Holder hereby represents that he, she or it has satisfied itself as to the full observance of the laws of the Holder's jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Note, including (A) the legal requirements within the Holder's jurisdiction for the purchase of the Securities, (B) any foreign exchange restrictions applicable to such purchase, (C) any governmental or other consents that may need to be obtained, and (D) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. The Holder's subscription, payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Holder's jurisdiction.

(vii)   **Forward-Looking Statements**. With respect to any forecasts, projections of results and other forward-looking statements and information provided to the Holder, the Holder acknowledges that such statements were prepared based upon assumptions deemed reasonable by the Company at the time of preparation. There is no assurance that such statements will prove accurate, and the Company has no obligation to update such statements.

4.   **EVENTS OF DEFAULT.**

(a)   If there shall be any Event of Default (as defined below) hereunder, at the option and upon the declaration of the Holder and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under subsection (ii) or (iii) below), this Note shall accelerate, and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an "*Event of Default*":

(i)   The Company fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or any unpaid accrued interest or other amounts due under this Note on the date the same becomes due and payable;

(ii)   The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(iii)   An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days under any bankruptcy statute now or hereafter

in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company).

5. MISCELLANEOUS PROVISIONS.

(a) **Waivers.** Company hereby waives demand, notice, presentment, protest and notice of dishonor.

(b) **Further Assurances**. The Holder agrees and covenants that at any time and from time to time the Holder will promptly execute and deliver to the Company such further instruments and documents and take such further action as the Company may reasonably require in order to carry out the full intent and purpose of this Note and to comply with state or federal securities laws or other regulatory approvals.

(c) **Transfers of Notes**. This Note, together with any rights of the Holder under this Note, may be transferred by the Holder by surrendering this Note to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Subject at all times to review and approval by the Company and/or its counsel or compliance officer, this Note may be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

(d) **Market Standoff**. To the extent requested by the Company or an underwriter of securities of the Company, the Holder and any permitted transferee thereof shall not, without the prior written consent of the managing underwriters in the IPO (as hereafter defined), offer, sell, make any short sale of, grant or sell any option for the purchase of, lend, pledge, otherwise transfer or dispose of (directly or indirectly), enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership (whether any such transaction is described above or is to be settled by delivery of Securities or other securities, in cash, or otherwise), any Securities or other shares of stock of the Company then owned by the Holder or any transferee thereof, or enter into an agreement to do any of the foregoing, for up to 180 days following the effective date of the registration statement of the initial public offering of the Company (the "*IPO*") filed under the Securities Act. For purposes of this paragraph, "*Company*" includes any wholly owned subsidiary of the Company into which the Company merges or consolidates. The Company may place restrictive legends on the certificates representing the shares subject to this paragraph and may impose stop transfer instructions with respect to the Securities and such other shares of stock of the Holder and any transferee thereof (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Holder and any transferee thereof shall enter into any agreement reasonably required by the underwriters to the IPO to implement the foregoing within any reasonable timeframe so requested. The underwriters for any IPO are intended third party beneficiaries of this paragraph and shall have the right, power and authority to enforce the provisions of this paragraph as though they were parties hereto.

(e) **Amendment and Waiver**. Any term of this Note may be amended or waived with the written consent of the Company and the Holder.

(f) **Governing Law**. This Note shall be governed by and construed under the laws of the Commonwealth of Virginia, as applied to agreements among Virginia residents, made and to be performed entirely within the Commonwealth of Virginia, without giving effect to conflicts of laws principles.

(g) **Binding Agreement**. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Note, expressed or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Note, except as expressly provided in this Note.

(h) **Counterparts; Manner of Delivery**. This Note may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(i) **Titles and Subtitles**. The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

(j) **Notices**. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications to a party shall be sent to the party's address of record with the other relevant party or parties, subject to change as such party may designate by 10 days advance written notice to the other party hereto.

(k) **Expenses**. The Company shall bear the expenses and legal fees incurred with respect to the execution and delivery of this Note.

(l) **Delays or Omissions**. It is agreed that no delay or omission to exercise any right, power or remedy accruing to the Holder, upon any breach or default of the Company under this Note shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character by the Holder of any breach or default under this Note, or any waiver by the Holder of any provisions or conditions of this Note, must be in writing and shall be effective only to the extent specifically set forth in writing and that all remedies, either under this Note, or by law or otherwise afforded to the Holder, shall be cumulative

and not alternative. This Note shall be void and of no force or effect in the event that the Holder fails to remit the full principal amount to the Company within five calendar days of the date of this Note.

(m) **Entire Agreement**. This Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other party in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein.

(n) **Exculpation**. The Holder acknowledges that the Holder is not relying on any person, firm or corporation, other than the Company, in making its investment or decision to invest in the Company.

(o) **Other Indebtedness**. The indebtedness evidenced by this Note is subordinated to all indebtedness of the Company to national or state-chartered banking or savings and loan institutions.

(p) **Broker's Fees**. Each party hereto represents and warrants that apart from the crowdfunding portal Round Here, no agent, broker, investment banker, person or firm acting on behalf of or under the authority of such party hereto is or will be entitled to any broker's or finder's fee or any other commission directly or indirectly in connection with the transactions contemplated herein. Each party hereto further agrees to indemnify each other party for any claims, losses or expenses incurred by such other party as a result of the representation in this subsection being untrue.

Principal amount of this Note: _____

Date of this Note: _____

Investor Name: _____

Investor Title (if an entity): _____

Tax Identification Number: _____

Street Address: _____

City, State, Zip: _____

Phone Number: _____

EmailAddress: _____

The parties have executed this **CONVERTIBLE PROMISSORY NOTE** as of the date first noted above.

COMPANY: Link Real Estate Marketplace, LLC

__/s/ Dustin Rucobo_____
Dustin Rucobo, CEO, Managing Member

HOLDER

Name of Holder: _____

Signature: _____